UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2018

GOLD TORRENT, INC.

(Exact name of Registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

000-53872	06-1791524
(Commission File Number)	(I.R.S. Employer Identification No.)

960 Broadway Avenue, Suite 530, Boise, Idaho 83706

(Address of Office)

(208) 343-1413

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

ITEM 5.07	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Gold Torrent, Inc. (the “Company”) held its 2018 Annual Meeting of Stockholders on February 16, 2018 (the “Annual Meeting”). At the Annual Meeting, proxies representing 14,228,587 shares of the Company’s common stock or approximately 70.75% of the total outstanding shares entitled to vote, were present and voted to: 1) approve the adoption the merger agreement dated October 19, 2017 (the “Merger Agreement”), among the Company, Gold Torrent (Canada) Inc. (“Gold Torrent Canada”) and GTOR US Merger Co. (“US Merger Co.”), pursuant to which US Merger Co. will be merged into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Gold Torrent Canada (the “Redomicile Transaction”), 2) elect six nominees to the board of directors of the Company, 3) ratify the appointment of Morgan & Company LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2018, 4) approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, all of which were described in more detail in the Proxy Statement/ Prospectus filed by the Company with the Securities and Exchange Commission (the “SEC”) on a Schedule 14A on January 26, 2018 (the “Proxy Statement”), 5) recommend on an advisory basis that the stockholder vote to approve the Company’s executive compensation should occur every year, and 6) approve the Company’s 2016 Stock Option and Stock Bonus Plan (the “Plan”). The proposals related to each matter are described in detail in the Proxy Statement. The adjournment proposal was not acted upon at the Annual Meeting. The results of the voting on the matters submitted to the Company’s stockholders are as follows:

1.	To approve the adoption of the Merger Agreement by and among the Company, Gold Torrent Canada and US Merger Co.

The Merger Agreement was approved and the voting results are set forth below:

For	Against	Abstentions	Broker Non-Votes
14,228,587	-	-	-

2.	To elect six nominees to the Company’s board of directors, each to hold office until the next annual meeting of stockholders.

All of the six nominees for the Company’s board of directors were elected, and the voting results are set forth below:

	For	Withheld	Abstentions and Broker Non-Votes

Daniel Kunz	14,228,587	-	-
Alexander Kunz	14,228,587	-	-
Ryan Hart	14,228,587	-	-
Pat Okita	14,228,587	-	-
Steven McGrath	14,228,587	-	-
Roy Eiguren	14,228,587	-	-

3.	To ratify the appointment of Morgan & Company LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2018.

The ratification of the appointment of Morgan & Company LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2018 was approved and the voting results are set forth below:

For	Against	Abstentions	Broker Non-Votes
14,178,587	-	50,000	-

4.	To approve the non-binding advisory vote on executive compensation.

The Company’s stockholders approved on a non-binding advisory basis, the compensation of the Company’s named executive officers as disclosed in the Proxy Statement and the voting results are set forth below:

For	Against	Abstentions	Broker Non-Votes
14,158,587	20,000	50,000	-

5.	To recommend the frequency of future advisory votes on executive compensation.

The Company’s stockholders recommended that future advisory votes on the Company’s executive compensation should be held every year and the voting results are set forth below:

One Year	Two Years	Three Years	Abstain
9,820,403	72,000	3,636,184	700,000

Based on the recommendation of the Company’s board of directors in the Proxy Statement and the voting results with respect to the advisory vote on the frequency of future advisory votes on executive compensation, the Company has adopted a policy to hold an advisory vote on executive compensation annually.

6.	To approve the Gold Torrent, Inc. 2016 Stock Option and Stock Bonus Plan.

The Plan was approved and the voting results are set forth below:

For	Against	Abstentions	Broker Non-Votes
14,208,587	20,000	-	-

ITEM 8.01 OTHER EVENTS.

On February 22, 2018, the Company issued a press release announcing it planned to offer up to $12.9 million (Canadian dollars) in subscription receipts (the “Subscription Receipts”) in a private offering to persons in the United States who qualify as “accredited investors” as such term is defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The press release is filed herewith as Exhibit 99.1.

The Subscription Receipts have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This report shall not constitute an offer to sell or the solicitation of an offer to buy, any Subscription Receipts, nor shall there be any sale of the Subscription Receipts in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit No.	Description

99.1	Press Release dated February 22, 2018

Cautionary Statement Regarding Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” that are subject to risks and uncertainties. Such forward-looking statements typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although the Company believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form S-4 filed by Gold Torrent Canada with the SEC in connection with the Redomicile Transaction. All forward-looking statements included in this report on Form 8-K are based upon information available to the Company on the date hereof, and except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Note

This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which is the subject of a Form S-4 Registration Statement (File No. 333-221123) filed with the SEC by Gold Torrent Canada. This Form S-4 Registration Statement includes a prospectus of Gold Torrent Canada and a proxy statement of the Company, as well as other relevant documents concerning the proposed Redomicile Transaction. This current report on Form 8-K is not a substitute for the Form S-4 Registration Statement Gold Torrent Canada has filed with the SEC regarding the proposed Redomicile Transaction (and any amendments and supplements thereto) or for any other document the Company or Gold Torrent Canada may file with the SEC. INVESTORS AND SECURITY HOLDERS OF GOLD TORRENT, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED WITH THE FORM S-4 REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD TORRENT (CANADA) INC., GOLD TORRENT, INC. AND THE REDOMICILE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov or at the Company’s web site at www.goldtorrentinc.com. Investors and security holders may also read and copy any reports, statements and other information filed by Gold Torrent, Inc. or Gold Torrent (Canada) Inc., with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Investors and security holders may also obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to Gold Torrent, Inc., 960 Broadway Avenue, Suite 530, Boise, ID 83706, telephone (208) 343-1413.

Gold Torrent, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Redomicile Transaction. Information about these persons is set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on June 23, 2017 and amended on December 8, 2017, is also included in the Form S-4 filed by Gold Torrent Canada, and may be included in any documents subsequently filed by the Company’s directors and officers under the Securities Exchange Act of 1934, as amended. These documents can be obtained free of charge from the sources indicated above. Investors and security holders may obtain additional information regarding the interests of such persons, which may be different from those of the Company’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed Redomicile Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLD TORRENT, INC.

/s/ Daniel Kunz
Daniel Kunz
Chief Executive Officer

Date: February 22, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 22, 2018